SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 21)

Synta Pharmaceuticals Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87162T206
(CUSIP Number)

Mr. Heath N. Weisberg
Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
(212) 205-6805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. | |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,057,869

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,057,869

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,057,869

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2012 Family Trust B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

340,970

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

340,970

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,970

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner 2015-A Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OB Select Opportunities, LLC 22-3623004

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

600,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

600,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KFO HOLDINGS LLC 46-4139835

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,399,464

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,399,464

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,399,464

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

5,443,823

8.	SHARED VOTING POWER

16,398,839

9.	SOLE DISPOSITIVE POWER

5,443,823

10.	SHARED DISPOSITIVE POWER

16,398,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,842,662

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8%

14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	Security and Issuer
No change from the Schedule 13D initially filed on June 18, 2007 and as amended from time to time (the "Schedule 13D").
ITEM 2.	Identity and Background
Item 2 is hereby amended and replaced by the following:
(a)                 This statement is being filed by Caxton Corporation, a Delaware Corporation, Kovner 2012 Family Trust B, Kovner 2015-A Investment Trust, OB Select Opportunities, LLC, a Delaware limited liability company, KFO Holdings LLC, a Delaware limited liability company and Mr. Bruce Kovner (each a "Reporting Person" and collectively the "Reporting Persons").
(b) (i)	The address of Caxton Corporation is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(ii)	The address of Kovner 2012 Family Trust B is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(iii)	The address of Kovner 2015-A Investment Trust is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(iv)	The address of OB Select Opportunities, LLC is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(v)	The address of KFO Holdings LLC is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(vi)	The business address of Mr. Kovner is 731 Alexander Road, Bldg. 2 Princeton, NJ 08540.
(c) (i)	The principal business of Caxton Corporation is to serve as the manager of certain investment vehicles controlled by Mr. Kovner, including OB Select Opportunities, LLC and KFO Holdings LLC, and as general partner of Caxton Alternative Management LP, an affiliate of Caxton Corporation.
(ii)	The principal business of Kovner 2012 Family Trust B is to serve as an estate planning vehicle for Mr. Kovner and his family.
(iii)	The principal business of Kovner 2015-A Investment Trust is to serve as an estate planning vehicle for Mr. Kovner and his family.
(iv)	The principal business of OB Select Opportunities, LLC is to serve as an investment vehicle for investments in securities.
(v)	The principal business of KFO Holdings LLC is to serve as an investment vehicle for investments in securities.
(vi)	The present principal occupation of Mr. Kovner is Chairman of Caxton Corporation and Caxton Alternative Management LP.
(d)                 No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                 No person filing this statement has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.
(f)                  Citizenship:
(i)	Caxton Corporation – Delaware.
(ii)	Kovner 2012 Family Trust B – New York.
(iii)	Kovner 2015-A Investment Trust – New York.
(iv)	OB Select Opportunities, LLC – Delaware.
(v)	KFO Holdings LLC – Delaware.
(vi)	Mr. Kovner – United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following thereto:
No change from the Schedule 13D/A filed on December 9, 2015.
ITEM 4.	Purpose of Transaction.
Item 4 is hereby amended and replaced by the following:
Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes.  Subject to the restrictions set forth in the Synta Voting Agreement (as described below in Item 6), based on a review of the investment, certain of the Reporting Persons may, in the open market or otherwise, dispose of, or cause to be disposed of, a material portion of Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.
Mr. Kovner currently serves as a Director of the Company.  In that capacity, he participates in the ordinary course in Board of Directors' related activities and may participate in the management of the Company.
Scott Morenstein, an employee of Caxton Alternative Management LP, serves as a Director of the Company.  Caxton Alternative Management LP is an affiliate of Caxton Corporation, which is a Reporting Person.
On April 13, 2016, the Company, Saffron Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub") and Madrigal Pharmaceuticals, Inc., a Delaware corporation ("Madrigal"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Madrigal, with Madrigal becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the "Merger").  In connection with the Merger Agreement, certain of the Reporting Persons have entered into the Synta Voting Agreement, as described below in Item 6 and filed as Exhibit A to this Schedule 13D.
Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:
(a)  (i)            Caxton Corporation is the Manager KFO Holdings LLC and OB Select Opportunities, LLC and as such, has voting and dispositive power with respect to the 11,399,464 shares beneficially owned by KFO Holdings LLC and the 600,548 shares beneficially owned by OB Select Opportunities, LLC, and may be deemed to have voting and dispositive power with respect to the 57,857 shares (which includes options thereon) owned by an employee of an affiliate of Caxton Corporation.  As a result, Caxton Corporation may be deemed to beneficially own 12,057,869 shares of Common Stock, representing approximately 8.7% of the 137,806,441 shares of Common Stock reported to be outstanding in the Company's 10-K as of March 10, 2016.  Except as otherwise noted, the percentages used herein and in the rest of this Amendment No. 21 are calculated based upon such number of outstanding shares.
Caxton Corporation disclaims beneficial ownership of the shares of Common Stock owned directly by KFO Holdings LLC, OB Select Opportunities, LLC, and an employee of an affiliate of Caxton Corporation, except to the extent of its pecuniary interest therein.
(ii)            Kovner 2012 Family Trust B beneficially owns 340,970 shares of Common Stock, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 340,970 shares.  As a result, Mr. Kovner may be deemed to beneficially own 340,970 shares of Common Stock, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.
(iii)            Kovner 2015-A Investment Trust beneficially owns 4,000,000 shares of Common Stock, representing approximately 2.9% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 4,000,000 shares.  As a result, Mr. Kovner may be deemed to beneficially own 4,000,000 shares of Common Stock, representing approximately 2.9% of the total shares of Common Stock issued and outstanding.
(iv)            OB Select Opportunities, LLC directly owns of 600,548 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 600,548 shares.  As a result, Mr. Kovner may be deemed to beneficially own 600,548 shares of Common Stock, representing approximately 0.4% of the total shares of Common Stock issued and outstanding.
(v)            KFO Holdings LLC beneficially owns of 11,399,464 shares of Common Stock, representing approximately 8.3% of the total shares of Common Stock issued and outstanding.  Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 11,399,464 shares.  As a result, Mr. Kovner may be deemed to beneficially own 11,399,464 shares of Common Stock, representing approximately 8.3% of the total shares of Common Stock issued and outstanding.
(vi)            Mr. Kovner has sole beneficial ownership of 5,443,823 shares of Common Stock, which includes options to purchase 72,000 shares of Common Stock upon the exercise of such options and 2,279,146 shares of Common Stock held by Mr. Kovner's spouse and her estate planning vehicles.  Mr. Kovner may be deemed to be the beneficial owner of the Common Stock held by his spouse.  In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities, LLC and as a result may be deemed to beneficially own 12,057,869 securities of the Company owned by KFO Holdings LLC, OB Select Opportunities, LLC and an employee of an affiliate of Caxton Corporation. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to each of the following trusts and, as a result, may be deemed to beneficially own the 4,340,970 securities of the Company owned by such trusts, in aggregate: Kovner 2012 Family Trust B and Kovner 2015-A Investment Trust.
As a result of the foregoing, Mr. Kovner may be deemed to beneficially own an aggregate of 21,842,662 shares of Common Stock, representing approximately 15.8% of the 137,878,4411 total shares of Common Stock deemed issued and outstanding.
Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by KFO Holdings LLC, OB Select Opportunities, LLC and an employee of an affiliate of Caxton Corporation, except to the extent of his pecuniary interest therein.  Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by each of the aforementioned trusts.
(b)            Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 11,399,464 shares of Common Stock owned directly by KFO Holdings LLC, 600,548 shares of Common Stock owned directly by OB Select Opportunities, LLC, and 57,857 shares (which includes options thereon) owned directly by an employee of an affiliate of Caxton Corporation.  Mr. Kovner may be deemed to share voting and dispositive power with respect to the aggregate 4,340,970 shares of Common Stock held by the following trusts: Kovner 2012 Family Trust B and Kovner 2015-A Investment Trust. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 5,443,823 shares of Common Stock (which includes the options thereon) that he directly beneficially owns or indirectly owns through his spouse.
(c)            There have been no transactions in the shares of Common Stock by the Reporting Persons in the past 60 days.
Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following thereto:
As described in Item 4 above, on April 13, 2016, the Company, Merger Sub and Madrigal, entered into a Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Madrigal, with Madrigal becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger.
In connection with the Merger Agreement, Kovner 2012 Family Trust B, Kovner 2015-A Investment Trust, OB Select Opportunities LLC, KFO Holdings LLC, Mr. Kovner, certain estate planning vehicles of Mr. Kovner's spouse, and an employee of an affiliate of Caxton Corporation have each entered into a voting agreement in favor of Madrigal (the "Synta Voting Agreement").  The Synta Voting Agreement places certain restrictions on the sale or transfer of the shares of the Company held by each of the aforementioned Reporting Persons and covenants on the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.  The foregoing description of the Synta Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Synta Voting Agreement, which is filed as Exhibit A hereto and which is incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits
Exhibit A: Form of Synta Voting Agreement dated as of April 13, 2016 entered into by and among the Company, Madrigal and certain of the Reporting Persons, incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 14, 2016.

1 The number of issued and outstanding shares is based on the 137,806,441 shares of Common Stock reported to be outstanding in the Company's 10-K as of March 10, 2016, adjusted for options held by Mr. Kovner.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/15/2016	Caxton Corporation

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/15/2016	Kovner 2012 Family Trust B

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/15/2016	Kovner 2015-A Investment Trust

/s/ Karen Cross
Karen Cross, Vice President and Treasurer of Cadence Trust Company

Date: 4/15/2016	OB Select Opportunities, LLC

By: Caxton Corporation, Manager of OB Select Opportunities, LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/15/2016	KFO Holdings LLC

By: Caxton Corporation, Manager of KFO Holdings LLC

/s/ Heath N. Weisberg
Heath N. Weisberg, General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 4/15/2016	Bruce S. Kovner

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).